MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

T A B L E   O F   C O N T E N T S

Page

1.

2009 - Periods in Review

1

2.

Highlights of the Quarter Ended June 30, 2009

1

3.

Operations

2

4.

Development

3

5.

Exploration

4

6.

Production

5

7.

Legal

6

8.

Results of Operations

6

9.

Outlook

8

10.

Liquidity

8

11.

Capital Resources

9

12.

Summary of Quarterly Results

10

13.

Off-Balance Sheet Arrangements

10

14.

Adoption of New Accounting Standards

10

15.

Non-GAAP Measures

12

16.

Other MD&A Requirements

12

17.

Disclosure of Outstanding Share Data

13

18.

Management’s Report on Internal Control over Financial Reporting

13

19.

Cautionary Statement on Forward-Looking Information

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

1.

2009 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is one of the world’s lowest cost gold producers engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China, and we are developing gold projects in Turkey and Greece as well as an iron ore project in Brazil. Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange Alternext (NYSE-A) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the period ended June 30, 2009. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of July 29, 2009.

2.

Highlights of the Quarter Ended June 30, 2009

During the quarter ended June 30, 2009 (“Q2 2009”), we:

•

Sold 86,453 ounces of gold from TJS and Kişladağ at a realized average price of $927, compared to 88,610 ounces at $904 per ounce for the quarter ended June 30, 2008 (“Q2 2008”),

•

Produced 84,572 ounces of gold at a cash operating cost of $300 per ounce (Q2 2008 – 87,380 ounces at $229 per ounce),

•

Reported earnings of $0.07 per share (Q2 2008 – $0.07 per share),

•

Completed commissioning of the sulphide ore processing facility (“the roaster”) at TJS,

•

Disposed of our interest in the Macusani East Uranium project and

•

Entered into an agreement with Gold Fields Limited (“Gold Fields”) to acquire 57.9 million shares of Sino Gold Mining Limited (“Sino Gold”), representing 19.83% of the issued and outstanding shares of Sino Gold.

Our guidance for 2009 remains unchanged: we forecast production of 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce.

Disposal of interest in Macusani East Uranium project

Effective June 1, 2009, Eldorado sold to Solex Resources Corp. (“Solex”) its interest in the Macusani East Uranium project, the sole asset of Minera Frontera Pacifico S.A. (“MFP”), which was obtained through its acquisition of Frontier Pacific Mining Corporation in 2008. The Company received 11,820,487 common shares of Solex. Two-thirds of the shares of Solex are subject to a restricted trading period for up to 24 months following expiry of the statutory hold period. In addition to the shares Solex issued to Eldorado a promissory note in the amount of $2.0

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

million payable in instalments of $1.0 million on the first and second anniversaries of the closing. Eldorado also received a promissory note of $0.1 payable on demand.

 Following the completion of the transaction, Eldorado holds directly 13,820,487 Solex common shares representing 19.9% of the issued and outstanding Solex shares (as at June 1, 2009).

Acquisition of Sino Gold shares

On June 3, 2009, Eldorado entered into an agreement with Gold Fields to acquire 57.9 million shares of Sino Gold, representing 19.83% of Sino Gold’s issued and outstanding shares in exchange for Eldorado shares. The terms of the agreement between Eldorado and Gold Fields are:

•

Eldorado will acquire 57,968,029 Sino Gold shares from Gold Fields, with the transaction to be settled by issuing 27,824,654 Eldorado shares to Gold Fields by way of a short form prospectus. The number of Eldorado shares was determined based on an exchange ratio of 0.48 Eldorado shares for each Sino Gold share.

•

For a period of 18 months, Gold Fields will hold a top-up right that will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers receive consideration equivalent to a share consideration ratio in excess of the share exchange ratio received by Gold Fields.

The agreement closed on July 27, 2009.

3.

Operations

Kişladağ

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Ore mined (tonnes)	2,418,543	2,245,458	2,495,974	2,754,734	2,115,596
Total material mined (tonnes)	5,656,277	4,960,840	3,848,676	4,276,776	3,295,054
Strip ratio	1.33:1	1.21 : 1	0.54 : 1	0.55 : 1	0.56 : 1
Ore to pad (tonnes)	2,428,611	2,084,714	2,371,101	2,562,343	2,092,957
Gold grade (g/t)	1.18	1.34	1.34	1.05	1.47
Gold production (ounces)	62,985	46,192	60,753	46,863	55,490

During Q2 2009, 2,428,611 tonnes of ore were placed on the leach pad at an average grade of 1.18 g/t, and we produced 62,985 ounces of gold at an average cash operating cost of $269 per ounce (Q1 2009 – 46,192 ounces at $274 per ounce). The strip ratio continued at a planned high rate of 1.33:1 (waste:ore) compared to a life of mine ratio of 0.8:1 (waste:ore) taking advantage of lower fuel prices and excess capacity in the mining fleet.

Production improved over Q1 2009 as weather conditions returned to more normal patterns from higher than normal rainfall in Q1 2009. The quarter was essentially on target for gold production and cash cost per ounce. We expect to produce 230,000 to 240,000 ounces of gold for the year at a cash cost of approximately $265 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Capital expenditures at Kışladağ for the quarter were $5.5 million. This capital spending mainly consisted of the construction of leach pad cells 14 and 15 along with drilling projects and transfer chute modifications.

TJS

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Ore mined (tonnes)	350,416	79,669	536,108	427,250	175,704
Total material mined (tonnes)	3,336,115	811,630	4,719,002	4,564,607	2,956,459
Strip ratio	9.52:1	9.19 : 1	7.80 : 1	9.68 : 1	15.83 : 1
Ore processed (tonnes)	231,874	228,066	216,273	226,126	193,035
Gold grade (g/t)	5.63	3.97	4.33	4.16	6.04
Gold production (ounces)	21,587	15,234	21,092	25,480	31,890

During Q2 2009, we milled a total of 231,874 tonnes of ore at TJS at an average grade of 5.63 g/t, resulting in 21,587 ounces of gold produced at an average cash operating cost of $390 per ounce (Q1 2009 – 15,234 ounces at $362 per ounce). Gold in-circuit inventories increased during the quarter because of production bottlenecks. Commercial production from the roaster was declared at the beginning of Q2 2009; however, gold recovery continues to improve through the flotation and roaster circuits, as bottlenecks are being eliminated.

Capital expenditures during Q2 2009 were $2.2 million, with the majority of the capital spending related to the roaster construction and commissioning program.

In 2009, we expect to produce 95,000 to 100,000 ounces of gold at a cash cost of $385 per ounce.

4.

Development

Efemçukuru

We continued infill drilling of the north ore shoot and completed more than 4,500 meters of core drilling during the quarter. Results of the drilling demonstrate good continuity of the mineralized zone along-strike and down-dip. Core drilling will continue through the next quarter, and results from geotechnical drilling completed in the last quarter are being incorporated into ongoing mine design work.

After completing the access road to the site, construction activity in Q2 2009 focused on preparing the concentrator and administration sites as well as the north portal area. With the improved weather, we were able to accelerate earthmoving in these areas. We expect to complete the site excavation and the installation of a reinforced earth retaining wall in the third quarter of 2009 (“Q3 2009”), followed by concrete placement for the concentrator building structure.

We also made preparations in the rock dump area to install a toe liner for water management in Q3 2009. Major components for the water treatment plant arrived in Turkey during Q2 2009, and we will complete the installation and start-up of the facility in Q3 2009 before the next rainy season.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Engineering and procurement continued on schedule during Q2 2009. We completed the detailed design of the concentrator building and ore bins and started the design of ancillary facilities at the Efemçukuru site and the concentrate treatment plant that will be located at Kışladağ. We issued major equipment packages to vendors and placed orders. Delivery of long lead items remained on schedule, or, in the case of the mills, ahead of schedule.

Spending totalled $5.8 million during Q2 2009.

Vila Nova

We completed the construction and commissioning of the process circuit at Villa Nova during the quarter. Subsequent to commissioning, the project was placed on care and maintenance due to weak global demand for iron ore. During the quarter we began metallurgical test work to explore opportunities that may be available to further upgrade the quality of the ore in the circuit.

Spending totalled $3.1 million during Q2 2009.

Perama Hill

We continued to prepare the National Instrument 43-101 report, incorporating recently updated data on capital and operating costs as well as a revised mine production plan. We plan to file the report in Q3 2009.

We conducted meetings with local and regional officials during Q2 2009 to discuss the project and our approach to developing and operating the Perama Hill mine. Response to these meetings has been very positive.

We continued to prepare a revised preliminary environmental impact assessment (“PEIA”), which will form the basis for the full environmental impact assessment (“EIA”). The PEIA is expected to be completed in Q3 2009 and will then be submitted to the Greek authorities for their review and approval, which we expect to receive before the end of 2009.

Spending totalled $0.5 million during Q2 2009.

Tocantinzinho

In addition to the diamond drilling done at Tocantinzinho (“TZ”) during Q2 2009 (discussed in the Exploration section below), we began scoping level engineering studies to support the permitting effort and to help in the economic evaluation of the project. These studies include reviewing options for the power supply and site access, as well as mine planning and additional metallurgical testwork.

Spending totalled $2.4 million during Q2 2009.

5.

Exploration

Turkey

Reconnaissance work this quarter was conducted at the Sayacik, Konya-Sizma and Arpali projects. Most of the effort was at Sayacik, where work included a property-wide induced polarization geophysical survey and drilling. Drilling totalled 2,603 meters in seven diamond drill holes and 1,189 meters in eight reverse circulation holes. Various geophysical anomalies were observed and are being evaluated for follow-up.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

At Efemçukuru, we drilled 4,358 meters in 17 holes. Most of the holes continued to define the zone of mineralization along the northwest portion of the deposit and the area between the middle ore shoot and the north ore shoot.  Results are positive, particularly at depth and in the northwest zone of the deposit.

Drilling began at Kışladağ and totalled 5,568 meters in eight diamond drill holes. The first hole successfully tested the deep eastern extent of Intrusion #1. The remaining holes targeted potential higher grade areas within current inferred resources lying below the design pit outline. Results to date are generally positive.

Brazil

In Brazil, we drilled 20 more diamond drill holes totalling 6,681 meters at the TZ project. Assay results continue to meet expected grades and extent in areas tested.

China

At TJS, the rotary air blast drilling program drilled 216 holes during the quarter. Results are outlining an anomalous zone extending southward from known Qinlongtan (“QLT”) mineralization.

6.

Production

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
TOTAL GOLD PRODUCTION
Total ounces produced	84,572	61,426	81,845	72,343	87,380
Cash operating cost ($/oz) [1,4]	300	296	298	283	229
Total cash cost ($/oz) [2,4]	322	315	319	313	259
Total production cost ($/oz) [3,4]	387	375	404	402	293
Realized price ($/oz sold)	927	909	800	870	904

KISLADAG GOLD MINE
Total ounces produced	62,985	46,192	60,753	46,863	55,490
Tonnes to pad	2,428,611	2,084,714	2,371,101	2,562,343	2,092,957
Grade (grams/tonne)	1.18	1.34	1.34	1.05	1.47
Cash operating cost ($/oz) [4]	269	274	279	270	230
Total cash cost ($/oz) [2,4]	271	276	281	273	232
Total production cost ($/oz) [3,4]	309	315	314	310	273

TJS GOLD MINE
Total ounces produced	21,587	15,234	21,092	25,480	31,890
Tonnes milled	231,874	228,066	216,273	226,126	193,035
Grade (grams/tonne)	5.63	3.97	4.33	4.16	6.04
Cash operating cost ($/oz) [4]	390	362	352	306	229
Total cash cost ($/oz) [2,4]	470	432	429	387	305
Total production cost ($/oz) [3,4]	616	557	664	571	327

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

7.

Legal

There has been no change in the legal status of our worldwide projects and operations from what we reported in our MD&A for the year ended December 31, 2008 (“2008 Annual MD&A”).

8.

Results of Operations

Net income

Our consolidated net income for Q2 2009 was $25.9 million or $0.07 per share (Q2 2008 – $25.2 million or $0.07 per share). Higher operating costs were offset by lower general and administrative costs and income tax expense. Operating costs increased at both of our mines due to the transition from oxide to sulphide ore.

Gold revenues

Our gold revenues consist of gold bullion and dore sales. We sell the refined bullion to large financial institutions and on the Istanbul Gold Exchange at spot prices. We sell dore to gold refineries in China at the quoted Shanghai Gold Exchange daily price.

Gold revenues in Q2 2009 were $80.1 million (Q2 2008 – $80.1 million). Lower sales volumes in Q2 2009 were offset by higher unit prices.

	Three-month period ended June 30
Gold ounces sold	2009	2008

Kışladağ	65,484	56,114
TJS	20,969	32,496
Total gold ounces sold	86,453	88,610
Average selling price per ounce	$ 927.06	$ 903.50
Gold revenues (000s)	$ 80,147	$ 80,059

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during Q2 2009 was $0.4 million (Q2 2008 – $0.8 million). Other income was nil in the quarter (Q2 2008 – $1.7 million). Interest income during Q2 2009 was down from 2008 due to lower interest rates. Other income in 2008 reflected gains related to excess electric power sales from our São Bento mine. São Bento was sold in December 2008.

Operating costs

Operating costs for Q2 2009 were $28.5 million, an increase of 24% over Q2 2008 operating costs of $23.0 million, reflecting higher unit costs at TJS due to roaster operating costs as well as lower grades and recoveries from Jinlonggou (“JLG”) ore production. Unit operating costs at Kişladağ were slightly higher over Q2 2008 because of higher reagent costs related to the transition from oxide to sulphide ore.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $6.5 million in Q2 2009 compared to Q2 2008 DD&A expense of $3.5 million, reflects the depreciation of additional capital costs of equipment placed into production since Q2 2008 at both TJS and Kişladağ. At TJS, capitalized stripping costs of the JLG pit as well as roaster construction costs were added to the depreciation calculation, while at Kişladağ, acquisition costs of the mining fleet were added to the calculation.

General and administrative

General and administrative costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. General and administrative expense of $7.9 million for Q2 2009 was 20% lower than the Q2 2008 general and administrative expense of $9.9 million, primarily due to lower stock-based compensation expense.

Mine standby costs

During Q2 2009, we reported in the final two months of the quarter mine standby costs of $0.9 million (Q2 2008 – $nil) related to placing our Vila Nova project on care and maintenance. The major part of this cost related to severance payments to workers and general and administrative expenses allocated to the project.

Exploration expense

Exploration expense for Q2 2009 was $3.4 million compared to $2.7 million in Q2 2008. Exploration activities are discussed in the “Exploration” section of this MD&A.

Foreign exchange gain (loss)

During Q2 2009, we reported a foreign exchange loss of $2.0 million (Q2 2008 – $1.7 million gain). The major part of this loss related to foreign exchange losses in the revaluation of our future income tax liabilities denominated in euros and Brazilian reals.

Gain on disposal of assets

During Q2 2009, we reported a $1.5 million gain on the disposal of our interest in the Macusani East Uranium project (Q2 2008 – nil).

Gain on marketable securities

During Q2 2009, we reported a $1.1 million gain on marketable securities (Q2 2008 – nil) related to unrealized mark to market gains on marketable securities.

Interest and financing costs

Interest expense for Q2 2009 was $0.1 million, compared to $0.8 million in Q2 2008, reflecting the reduction in debt related to the revolving credit facility with HSBC Bank as well as lower interest rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Income taxes

Income tax expense for Q2 2009 was $7.2 million (Q2 2008 – $13.2 million). The effective tax rate decreased from 30.5% in Q2 2008 to 21.3% in Q2 2009, mainly due to the impact of São Bento intercompany currency loans on Q2 2008 tax expense. In Q2 2008, significant future income tax expenses were generated from our São Bento unit related to unrealized foreign exchange gains on intercompany currency loans. The intercompany currency loans were divested when São Bento was sold in December 2008.

Non-controlling interest

TJS reported a charge of $0.7 million during Q2 2009 related to our joint venture partners’ 10% interest in the mine (Q2 2008 – $5.0 million). The charge in 2008 represented an initial recognition of the partners’ share of accumulated earnings based on the statutory audit of the joint venture’s 2007 financial statements as well as an estimate of statutory income for the first half of 2008. In 2009, TJS earnings were reduced as a result of lower production during the commissioning of the roaster.

9.

Outlook

Our production outlook for 2009 is essentially unchanged from what we reported in our 2008 Annual MD&A. We plan to produce 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce. Capital expenditures for 2009 are forecast at approximately $117.0 million.

10.

Liquidity

Operating activities after working capital requirements for Q2 2009 generated $36.7 million (Q2 2008 – $39.3 million).

During Q2 2009, Eldorado invested $19.8 million in capital expenditures and mine development. Capital expenditures at Kişladağ totalled $5.5 million, mostly related to leach pad expansion. Capital expenditures at TJS of $2.2 million related to constructing and commissioning the roaster. At Efemçukuru, development expenditures totalled $5.8 million, while at Vila Nova we spent $3.1 million on mine construction and development. We also spent $2.4 million on the TZ project in Brazil. The remaining $0.9 million of expenditures related to Perama Hill and the acquisition of fixed assets in Vancouver, Canada and Ankara, Turkey.

During Q2 2009, we received net proceeds of $2.5 million in consideration for issuing 462,034 common shares related to the exercise of stock options.

At June 30, 2009, we had cash and cash equivalents of $135.7 million and working capital of $227.1 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. In the opinion of management, the working capital at June 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Contractual obligations

The Company’s contractual obligations at June 30, 2009 include:

	(000s)
	2009 $	2010 $	2011 $	2012 $	2013 and later $	Total $

Debt	5,121	-	-	-	-	5,121
Capital leases	32	64	36	23	-	155
Operating leases	1,306	2,082	1,956	1,868	2,216	9,428
Purchase obligations	28,694	19,405	11,236	11,109	-	70,444

Totals	35,153	21,551	13,228	13,000	2,216	85,148

Purchase obligations from 2010 forward relate to the Kişladağ and Vila Nova operations and include the estimated unhedged diesel fuel purchase commitments for 2010 through 2012. Interest is not included in the debt commitments.

11.

Capital Resources

Cash and working capital

At June 30, 2009, we had cash and cash equivalents of $135.7 million and working capital of $227.1 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. The increase in cash and cash equivalents was primarily attributable to cash generated by our mining operations as well as the sale of AngloGold Ashanti shares received from the sale of São Bento and proceeds from the exercise of employee stock options.

The status of our financing arrangements and obligations is as follows:

Revolving credit facilities

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC Bank USA, National Association (“HSBC”) due February 28, 2010. The Revolving Credit Facility is secured by cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. As at June 30, 2009, no outstanding advances were drawn on the facility.

At June 30, 2009, $65.0 million remained available under the Revolving Credit Facility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million state facility (“the Facility”) with HSBC Bank (China). The Facility had a term of one year and was subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China. As at June 30, 2009, an advance of $5.0 million was drawn by QDML on the Facility. The Facility is collateralized by way of an irrevocable letter of credit drawn on HSBC. Eldorado should maintain at all times a security coverage ratio of 110% of the amounts drawn down. The letter of credit has an expiry date of December 1, 2009 and is secured by Eldorado’s funds held by HSBC as restricted cash. We plan to repay the $5.0 million advance prior to the expiry date of the letter of credit.

At June 30, 2009, $10.0 million remained available under the Facility.

Equity

At June 30, 2009, Eldorado had 371.4 million (December 2008 – 368.3 million) common shares issued and outstanding.

12.

Summary of Quarterly Results

(US$000s)	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007

Total revenue	80,538	52,402	65,148	68,238	82,528	72,383	28,512	40,038
Net income (loss)	25,900	13,061	100,724	17,040	25,155	20,737	(9,105)	5,213
Earnings per share
Basic	0.07	0.04	0.27	0.05	0.07	0.06	(0.03)	0.02
Diluted	0.07	0.04	0.27	0.05	0.07	0.06	-	0.02

13.

Off-Balance Sheet Arrangements

None.

14.

Adoption of New Accounting Standards

Goodwill and Intangible Assets, Section 3064

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for Eldorado beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, was withdrawn. This resulted in a change to our accounting for the start-up of mining operations, as pre-commercial production costs are no longer capitalized as an asset. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

International Financial Reporting Standards

Canadian GAAP for publicly listed companies will be replaced with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the third quarter of 2008, we began the scoping and planning phase of our changeover plan. We have designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post implementation. The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and it includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges. This scoping and planning phase is complete. The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. We are currently working on this phase and expect to complete the detailed technical analysis by the end of the fourth quarter of 2009. The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements. The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Cash operating cost

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

	Q2 2009	Q1 2009	Y-T-D

Gold ounces sold	86,453	57,459	143,912

Operating costs	$28,502	$18,442	$46,944
Royalty expense and production taxes	(1,854)	(1,155)	(3,009)
Effects of inventory adjustments	(319)	485	166
Fair value of stock option grants	(422)	(756)	(1,178)

Cash operating cost	25,907	17,016	42,923

Cash operating cost per ounce	$ 300	$ 296	$ 298

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16.

Other MD&A Requirements

Other than as described in this quarterly interim report, there has been no change to the information provided in our 2008 Annual MD&A regarding the following items: Critical Accounting Estimates; Financial Instruments and Related Risks; and Other Risks and Uncertainties. Please see our 2008 Annual MD&A for information on these items.

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado’s share capital structure as at July 29, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		371,399,424
Share purchase options	6.05	10,950,519

18.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during Q2 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, the estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. These statements often include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2009

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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